Exhibit 99.2

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

5A. Operating Results

Business Overview

We are a provider of online education and technology services in China. While our education services cover a wide range of subjects, including vocational education, continuing education, basic education and higher education, we have been focusing on vocational education and continuing education since our inception in 2013. We also provide technology services including software development as well as comprehensive cloud service for private companies, academic institutions and government agencies. Revenue from our online education services accounts for 99.1% and 99.5% of our revenue for the six months ended September 30, 2020 and 2019 respectively, while revenue from technology services accounts for the balance.

China has a relatively large online education market and such market has experienced fast growth in the past two decades. With the growth of Internet use and improvements in online payment systems in China, we believe online education represents an attractive market opportunity. According to the 2019 iResearch Report, the size of China’s online education market was valued at approximately RMB313.6 billion ($44.9 billion) in 2019 and is expected to grow to RMB 543.4 billion ($80.7 billion) by 2022. According to the 2019 China Online Vocational Education Market Report issued by Tencent Research Institution and Ipsos Group S.A., the online vocational education market in China grew from RMB36.8 billion ($5.5 billion) in 2015 to RMB76.8 billion ($11.4 billion) in 2018, representing an increase of 32%, and was expected to reach RMB113.6 billion ($16.9 billion) in 2020. The vocational education services market in China is fragmented, rapidly evolving and highly competitive. Market participants include existing large online and offline providers of vocational education services, as well as smaller regional vocational education services providers. We believe that we are well-positioned to effectively compete in markets in which we operate on the basis of our innovative education platform, broad scope of course offering, expertise in vocational training and experienced management team.

Our online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for our online vocational training can log into our platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. We currently offer over 400 vocational training courses that cover a wide range of subjects, most of which are subjects of vocational education in areas of strong hiring demand. Our courses provide students with practical education to prepare them for jobs in high demand industries and also help workers in rural and urban areas and reemployment groups with operational skill development.

The bulk of our revenue is generated from fees paid by registered members of our education platforms. We also generate revenue from technology services we provide to private companies and government agencies. Since we launched our first online education platform in 2014, we have grown substantially. The number of registered members of our platforms has increased from 0.69 million as of December 31, 2014 to 68.5 million as of March 31, 2020, 75.5 million as of September 30, 2020. The number of fee-paying members, including registered members of our vocational training platform and our virtual simulation experimental programs, increased from 49,936 as of December 31, 2014 to 3.09 million as of March 31, 2020, and 3.28 million as of September 30, 2020. Our revenue reached $15.3 million and $13.4 million for the six months ended September 30, 2020 and 2019, respectively.

Coronavirus (COVID-19) Update

Many enterprises in China shut down offices and business facilities and asked their employees work at home during the height of China’s COVID-19 epidemic period. Our employees worked from home during the entire month of February 2020 and returned to office the week of March 2, 2020. Unlike other enterprises in other industries, we believe that the COVID-19 epidemic may generate business opportunities for us, such as:

(1) Universities, colleges and schools in China postponed the start of spring semester till approximately May 2020. In the meantime, students have been required to study their curriculums online in order to comply with certain COVID-19 related requirements promulgated by the Ministry of Education.

(2) As a result of the aforementioned policies and the general “stay-at-home” environment generated by the epidemic, we believe that the remote learning and online education have become more widely accepted.

We promoted a “One Month For Free” activity during the peak of China’s epidemic period that (a) all the courseware and contents were accessible to non-paying registered members for free during the entire month of February 2020, and (b) all existing fee-paying members as of February 1 received one month for free. The promotion was aimed at university/college students who may start as a non-paying registered member and then possibly become fee -paying members in the future. Primarily as a result of this promotional activity, the number of new non-paying registered members increased by more than 60% in February 2020 compared with that of the previous month (i.e. January). The “One Month For Free” promotional did temporarily decrease our revenue in February 2020. However, the number of new paying registered members increased 0.12 million in March 2020 primarily as a result of the promotional activity. February’s promotional activity resulted in the slight decrease of revenue growth in the fourth quarter of fiscal year 2020 while the registered members increased sharply in the same period.

Given the decrease in the number of newly-confirmed COVID-19 cases in China recently, the business activities and the economy in China had resumed. The COVID-19 appears to only have a short-term impact on our online education operations. Although the “One Month For Free” promotional activity temporarily decreased revenue in February 2020, we met our targeted revenue performance for the fiscal year ended March 31, 2020 and for the six months ended September 30, 2020. At the same time, the growth of the number of our registered members and fee-paying members during the recent several months was stable. COVID-19 is not expected to have long-term impact on our performance for the fiscal year 2021. As of September 30, 2020, the number of registered members reached to approximately 75.5 million, representing an approximately 10 % increase compared with the number as of March 31, 2020. As such, we believe that the growth of the number of our registered members during the height of China’s epidemic period may have had an initial beneficial impact on the business development of the Company. By July 31, 2020, our business and revenue had gradually returned to the fiscal year 2019 (pre-COVID) levels. The COVID-19 does not appear to have had a lasting impact on our business operation. However, it is difficult to predict the long-term impact that the epidemic may have on our business, depending on the duration and severity of COVID-19’s impact on our customers, instructors and students.

Initial Public Offering

On July 27, 2020, the Company closed its initial public offering of 3,000,000 ordinary shares, US$0.0002 par value per share at an offering price of $5.00 per share, for a total of $15,000,000 in gross proceeds. The Company raised total net proceeds of $13,357,409 after deducting underwriting discounts and commission, offering expenses and other related costs.

Key Factors Affecting Our Results of Operation

Our results of operations and financial condition are affected by the general factors driving China’s online education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in China, which has allowed many households in China to spend more on education. We have also benefited from the increasing internet penetration in China.

At the same time, our results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide online education services and limitations on foreign investments in the online education industry. See ‘‘Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business.” ; “Risk Factors—Risks Related to Doing Business in China— New legislation or changes in the PRC laws or policies regarding self-taught education may affect our business operations and prospects.”; “Risk Factors — Risks Related to Doing Business in China— Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.”; “Risk Factors — Risks Related to Doing Business in China— We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.”; and “Risk Factors — Risks Related to Doing Business in China—PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

In particular, we have benefited and expect to continue to benefit from the following recent trends in the China educational services market:

☐	Increasing Internet and broadband penetration rates in China

China has one of the largest number of Internet users in the world. According to the China Internet Network Information Center, the number of Internet users in China has reached 904 million by March 2020 and the overall Internet penetration rate reached 64.5%. We believe the existing large size and growth potential of China’s Internet user base has contributed to the growth of online vocational education and continues to represent a significant market opportunity for the online education industry. We have benefited from the rapid improvement of internet and broadband connectivity in China, which have increased the accessibility of online education courses as an effective and convenient way for people to meet their educational and career development needs.

☐	Increasing demand for online vocational education services driven by favorable government policies

The PRC government has issued a number of guiding policies to support the development of online education, including vocational education. In its Education Informationization Ten Year Development Plan (2011-2020), the ministry of education(“the MOE ”) emphasized the application of information technology into education and listed education informationization as one of the important strategies of nationwide education reform and development. In January 2019, the MOE published its “College Diploma + Vocational Skills Certification Policy” or “1+X Policy.” The policy requires college students to obtain vocational skill certifications in addition to college diploma prior to graduation. According to the MOE, the primary purpose of implementing such a policy is to encourage the development of vocational skills and improve employment prospects of college students. We believe that the implementation of the 1+X policy will create additional market demand for online vocational education services and plan to develop online training courses in vocational training subjects covered by MOE’s requirements.

☐	Increasing awareness of the importance of vocational skills

We believe workers in rural and urban areas of China are increasingly willing to invest in vocational skills development to improve their career prospects and increase earning power. The demand from workers who wish to further achieve their career and salary advancement potential will offer us the opportunity to expand our user base and increase our revenue.

While our business is influenced by general factors affecting the online education industry in China, our results of operations are also directly affected by certain company-specific factors, including the following major factors:

☐	Our ability to continuously increase paid course enrollments

Our net revenues primarily consist of fees paid by registered members of our education platforms. Our growth in net revenues is primarily driven by the increase in our paid course enrollments. The number of fee-paying members increased from 49,936 as of December 31, 2014 to 3.09 million as of March 31, 2020, and 3.28 million  as of September 30, 2020. Our revenue reached $15.3 million and $13.4 million for the six months ended September 30, 2020 and 2019, respectively. We believe providing an effective learning experience is critical to attract new students and increase our paid course enrollments. We are committed to providing high quality course offerings to our students and will continue to enhance our students’ learning experience through enriching our course offerings, enhancing our brand reputation and refining our technology. We are committed to improving our ability to convert sales needs into paid course enrollments cost-effectively.

☐	Our ability to manage our costs and operating expenses effectively

Our operating margins depend on our ability to control our costs and realize additional operating leverage as we expand. A substantial majority of our cost of revenues consists of costs paid for online course development. Historically, we have been able to maintain such costs at a relatively low level.

We offer all of our courses online. Our future success depends on the development and application of relevant technologies to meet our demand for sufficient network capacity and to continue to enhance our proprietary technology, all in a cost-effective manner. While we continue to focus on our technology development, we plan to devote more resources to the development of our technology infrastructure, software upgrades to increase our operational efficiency.

☐	Fees for our courses

Our revenue is also affected by the amount of fees we charge for our courses, which depends on the overall demand, the prices and availability of competing courses, and the perception of the quality and effectiveness of our courses. We are expanding our virtual experimental training programs, for which we charge a higher fee than the other programs. We anticipate that our revenue will likely increase as a result of this change to our course offerings.

☐	Our ability to expand the range of courses and other services

Our ability to address market needs by expanding the range of our course offerings and other services has a direct impact on our ability to maintain growth in our course enrollments. Diversifying our sources of revenues also helps protect us from potential reduced course enrollment due to down-turns in certain industries or professions. To date, we have provided diversified online vocational and other courses to our members. In the future, we will continue to expand our course offerings in other areas to diversify and further grow our revenues.

☐	Our ability to efficiently manage costs and operating expenses in connection with our expansion of our services

Our planned expansion of virtual experimental training program offerings may result in substantial demands on our management, operational, technological, financial and other resources and increase our operating expenses, primarily expenses to be incurred in order to access additional training programs. Our current virtual experimental training materials are provided by Jimei University pursuant to our existing cooperation agreement. In order to efficiently manage cost in connection with the expansion of our virtual experimental training program, we have been negotiating cooperation with academic institutions such as Jiangsu Education Management Information Center and Jiangsu Audio-visual Education Center in order to access additional virtual experimental training programs developed by these institutions at the cost within our controllable range. If we fail to enter into cooperation with these intuitions or otherwise obtain training materials at relatively low costs, our ability to manage cost and expenses will be adversely affected.

☐	Our ability to maintain and expand cooperation with strategic partners

Since our inception, we have been relying upon strategic cooperation with education industry associations, vocational schools and universities to develop and expand our user base. Members and students of our strategic partners are oftentimes the target users of our platforms. If we fail to maintain or further strengthen our relationships with our strategic partners, we may not be able to maintain or further expand our customer base and our results of operations will be adversely affected.

☐	The impact of the Novel Coronavirus to our business

Because of the outbreak of the Novel Coronavirus (COVID-19), schools at all levels in China have postponed their starting date for 2020. In January 2020, the Ministry of Education published an administrative order of “Closing school without stopping classes”, which encourages the online teaching and promotes the online education market. Our management took the following two measures to respond to the epidemic: (1) all registered members can learn courseware without paying the fee during the period between February 1, 2020 to February 29, 2020 and the membership period of existing paying-members will be automatically extended for another month; (2) we have cooperated with China Adult Education Association and Higher Education Press Ltd. to promote the Company's online education platforms. In addition to the free courseware, the Company’s paid courseware were offered for free in February 2020 for universities which have provided the online teaching courses. With these measures, the number of new registered members in February 2020 reached approximately 2.2 million, an increase of over 60% to January 2020. As of September 30, 2020, the number of registered members reached to approximately 75.5 million, representing an approximately 10% increase compared with the number as of March 31, 2020. As such, we believe that the growth of the number of our registered members during the height of China’s epidemic period may have had an initial beneficial impact on the business development of the Company. By July 31, 2020, our business and revenue had gradually returned to the fiscal year 2019 (pre-COVID) levels. The COVID-19 does not appear to have had a lasting impact on our business operation. However, it is difficult to predict the long-term impact that the epidemic may have on our business, depending on the duration and severity of COVID-19’s impact on our customers, instructors and students.

Key Performance Indicators

Our management uses a number of financial and nonfinancial key performance indicators (KPIs) to measure its performance and manage our growth. The number of fee-paying members, revenue and Net income are three key indicators used by our management. These KPIs are the results of the efforts of all divisions rather than a single division, thus they are used to measure the performance of overall management. These KPIs are measured by comparing to pre-set percentage, which are discussed among board and managements on a quarterly basis or ad hoc as required in an effective manner.

The KPIs we consider and the results for each of six months ended September 30, 2020 and 2019 are set forth in the table below .

	For the six months ended September 30, 2020	For the six months ended September 30, 2019	Actual growth rate
Number of Fee-Paying Members (1)	3,279,385	2,566,202	28%
Revenue	$15,313,780	$13,420,883	14%
Net income	$4,392,693	$5,134,063	-14%

(1)	Number of fee-paying members is defined as the total number of members that are paying fees for accessing our platforms as of the end of the applicable period.

After considering market trend and shareholders’ expectation, we set target growth percentages for KPIs including fee-paying members, revenue and Net income, which had further increased after we entered into the co-operations with Higher Education Press Ltd. and China Adult Education Association in June 2018. We experienced a growth in fee-paying members (28%), revenue (14%) and a decrease in Net income (-14%) in the six months ended September 30, 2020 compared with the six months ended September 30, 2019. The main reason was that the company took advantage of the favorable impact of the new crown epidemic on online education to carry out promotional activities (buy one, get one free) from April to June 2020, which increased the number of effective members. The revenue increased by 14%. The reason was that part of the income from April to June 2020 needed to be amortized according to two years, resulting in a decrease in the amount of revenue recognized in the current period. The actual decline of net income was -14%. The decline was largely due to investor relations IR service fee and insurance expense increased by about $76,000 due  to the successful IPO listing; the salary and fee expenses of independent directors, senior executives and employees increased by about $0.73 million; and increased website maintenance fee of about $0.48 million in the six months ended September 30, 2020 compared with the six months ended September 30, 2019.

The KPIs we consider and the results for each of fiscal years ended March 31, 2020 and 2019 are set forth in the table below.

	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2019	Actual growth rate
Number of Fee-Paying Members (1)	3,090,149	2,282,297	35%
Revenue	$28,601,071	$24,668,840	16%
Net income	$9,975,225	$8,675,058	15%

(1)	Number of fee-paying members is defined as the total number of members that are paying fees for accessing our platforms as of the end of the applicable period.

After considering market trend and shareholders’ expectation, we set target growth percentages for KPIs including fee-paying members, revenue and Net income, which had further increased after we entered into the co-operations with Higher Education Press Ltd. and China Adult Education Association in June 2018. We experienced significant growth in fee-paying members (35%), revenue (16%) and Net income (15%) in the fiscal year ended March 31, 2020 compared with fiscal year ended March 31, 2019, all of which exceeded the pre-set expectations.

Starting in June 2018, we expanded our fee paying member base from workers in rural and urban areas to college students. Through our “pay one year get two years” promotion program, we expected we would reach a high peak of our short term fee-paying numbers increase during our fiscal year ended March 31, 2019.

Results of Operations

Six months Ended September 30, 2020 as Compared to Six months Ended September 30, 2019

	For the six months Ended September 30,		Change
	2020	2019	Amount	%
Revenue	$15,313,780	$13,420,883	$1,892,897	14%
Cost of revenue	(6,826,879)	(5,350,363)	(1,476,516)	28%
Gross profit	8,486,901	8,070,520	416,381	5%

Operating expenses
Sales and marketing expenses	(879,812)	(776,903)	(102,909)	13%
General and administrative expenses	(1,499,774)	(473,802)	(1,025,972)	217%
Total operating expense	(2,379,586)	(1,250,705)	(1,128,881)	90%

Other income (expenses)
Interest income	30,292	41,692	11,400	-27%
Other expense	(909)	(3,345)	2,436	-73%
Income before tax	6,136,698	6,858,162	(721,464)	-11%

Income tax expense	(1,744,005)	(1,724,099)	(19,906)	1%

Net income	$4,392,693	5,134,063	(741,370)	-14%

Revenue

Revenue increased from $13.4 million for the six months ended September 30, 2019 to $15.3 million for the six months ended September 30, 2020, representing an increase of $1.9 million, or 14%. We executed a Cloud Computing Service Agreement with Higher Education Press Ltd. in June 2018, pursuant to which we provided technology services to facilitate data sharing and interconnection among colleges and universities personalized education services for teachers and students in colleges and vocational colleges. We also entered into the Promotion Agreement with the China Adult Education Association in June 2018, to offer online learning resources in urban and rural communities, and carried out research and development cooperation with universities to achieve resource sharing, and added online training videos, etc. As a result of the execution and performance of these cooperation agreements, our access to target member group increased.

Cost of revenues

Cost of revenue increased from $5.35 million in the six months ended September 30, 2019 to $6.83 million in the six months ended September 30, 2020, representing an increase of $1.48 million, or 28%. The increase of cost of revenue was mainly caused by the increase of resource usage fee by $0.35 million and website maintenance fee by 0.48 million. In addition, the depreciation expenses of server hardware also increased by $0.6 million. The main reason why cost of revenue increased faster than revenue was that the website maintenance fee increased from RMB 200,000 per month during the six months ended September 30, 2019 to RMB 866,667 per month from May 1, 2020 to September 30, 2020.

Operating Expenses

Operating expenses increased from $1.25 million for the six months ended September 30, 2019 to $2.38 million for the six months ended September 30, 2020, representing an increase of $1.13 million, or 90%. Operating expenses primarily consisted of sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses increased by $0.10 million, or 13%, and general and administrative expenses increased by $0.82 million, or 174%. The increase of sales and marketing expenses was mainly due to Telecommunications service fees, which increased by $0.21 million as the Company expanded their network and service systems.

General and administrative expenses increased by 217% to $1.50 million for the six months ended September 30, 2020, from $0.47 million for the six months ended September 30, 2019. This increase was primarily caused by higher employee compensation and welfare expenses and particularly an increase of $0.54 million in salary and fee expenses of independent directors, senior executives and employees related to the IPO. The service fee also increased by $0.27 million due to the success of IPO. The Company also recorded research and development expenses in general and administrative expenses of $0.24 million for the six months ended September 30, 2020, compared with $0.10 million for the six months ended September 30, 2019. Research and development expenses, which consist of compensation and benefit expenses to our technology development personnel, are expensed as incurred.

Income before tax

Income before tax decreased from $6.86 million for the six months ended September 30, 2019 to $6.17 million for the six months ended September 30, 2020, representing a decrease of $0.72 million, or -11%.

Net income

As a result of the foregoing, net income for the six months ended September 30, 2020 was $4.39 million representing a change of $-0.74 million from net income of $5.13 million for the six months ended September 30, 2019.

Year Ended March 31, 2020 as Compared to Year Ended March 31, 2019

	For the Years Ended March 31,		Change
	2020	2019	Amount	%
Revenue	$28,601,071	$24,668,840	$3,932,231	16%
Cost of revenue	(11,797,870)	(9,458,559)	(2,339,311)	25%
Gross profit	16,803,201	15,210,281	1,592,920	10%

Operating expenses
Sales and marketing expenses	(1,520,801)	(1,832,006)	311,205	-17%
General and administrative expenses	(2,038,568)	(1,899,110)	(139,458)	7%
Total operating expense	(3,559,369)	(3,731,116)	171,747	-5%

Other income (expenses)
Interest income	73,737	88,588	(14,851)	-17%
Others, net	(3,458)	(195)	(3,263)	>100%

Income before tax	13,314,111	11,567,558	1,746,553	15%

Income tax expense	(3,338,886)	(2,892,500)	(446,386)	15%

Net income	$9,975,225	8,675,058	1,300,167	15%

Revenue

Revenue increased from $24.7 million for the fiscal year ended March 31, 2019 to $28.6 million for the fiscal year ended March 31, 2020, representing an increase of $3.93 million, or 16%. We executed a Cloud Computing Service Agreement with Higher Education Press Ltd. in June 2018, pursuant to which we provided technology services to facilitate data sharing and interconnection among colleges and universities personalized education services for teachers and students in colleges and vocational colleges. We also entered into the Promotion Agreement with the China Adult Education Association in June 2018, to offer online learning resources in urban and rural communities, and carried out research and development cooperation with universities to achieve resource sharing, and added online training videos, etc. As a result of the execution and performance of these cooperation agreements, our access to target member group increased. We paid more attention on the development of the on-line business for the fiscal year ended March 31, 2020, as a result, approximately 99.3% of our total revenues were generated from online education services in fiscal year ended March 31, 2020, as compared to 98.6% in fiscal year ended March 31, 2019.Among the revenues generated from online education services, approximately 78.6% were generated from online VIP membership revenue and 21.4% from online SVIP membership revenue in fiscal year ended March 31, 2020, as compared to 79.2% and 20.8%, respectively, in fiscal year ended March 31, 2019. We believe that the increase of the revenues generated from our online education services is primarily attributable to our continuous promotional activities and efforts on the virtual simulation experiment platform development during the fiscal year ended March 31, 2020, which attracted more fee-paying members to register. The number of fee-paying members increased from approximately 2.3 million as of March 31, 2019 to approximately 3.1 million as of March 31, 2020.

Cost of revenues

Cost of revenue increased from $9.5 million in the year ended March 31, 2019 to $11.8 million in the year ended March 31, 2020, representing an increase of $2.3 million, or 25%. The increase of cost of revenue was mainly caused by the increase of depreciation expenses of server hardware by $1.8 million,  and the increase of virtual simulation fee by $0.8 million. The Company finalized the construction of website in July, 2019, which resulted in the increase of depreciation expenses of it in the year ended March 31, 2020. In addition, the Virtual simulation fee was newly incurred in July 2019, which was paid to Jiangsu Audiovisual Center for the use of virtual simulation software, aiming to provide better services to SVIP members.

Operating Expenses

Operating expenses decreased from $3.7 million for the fiscal year ended March 31, 2019 to $3.6 million for the fiscal year ended March 31, 2020, representing a decrease of $0.17 million, or 5%. Operating expenses primarily consisted of sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses decreased by $0.3 million, or 17%, and general and administrative expenses increased by $0.14 million, or 7%. The decrease of sales and marketing expenses was mainly due to Union pay service charges, and promotion expenses, which decreased by $0.2 million and $0.4 million, respectively, inconsistent with the increase of members of the Company’s platforms.

The increase of general and administrative expenses was primarily caused by the rental fee, and the consulting fee for the human resources which increased by $0.1 million.

Income before tax

Income before tax increased from $11.6 million for the year ended March 31, 2019 to $13.3 million for the year ended March 31, 2020, representing an increase of $1.7 million, or 15%.

Net income

As a result of the foregoing, net income for the year ended March 31, 2020 was $9.98 million representing a change of $1.3 million from net income of $8.7 million for the year ended March 31, 2019.

5B. Liquidity and Capital Resources

As of September 30, 2020 and March 31, 2020, we had cash and cash equivalents of $17.5 million and $11.9 million, respectively. To date, we have financed our operations primarily through net cash flow from operations and shareholder contributions. We expect to finance our operations and working capital needs in the near future from part of our net proceeds of our initial public offering and cash generated through operations.

We currently conduct our operations through Wuxi Wangdao, our variable interest entity. All our cash balances are located in the PRC. Our access to cash balances or future earnings of Wuxi Wangdao is only through our contractual arrangements with Wuxi Wangdao, our PRC subsidiary and Wuxi Wangdao’s shareholders.

In addition to limitations of the contractual arrangements, our liquidity and capital resources are also affected by a number of restrictions set forth under current PRC laws and regulations. Under our current corporate structure, we rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. These restrictions may limit our ability to satisfy our liquidity requirements.

Additionally, our operating entity receives substantially all of our revenues in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Dividends payments to us by our PRC subsidiary in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiary may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. For the six months ended September 30, 2020 and 2019, our operating activities generated positive cash flows. We have historically funded our working capital needs from operations and advances from shareholders. There had been no material impact of COVID-19 to our liquidity as of September 30, 2020. We do not expect any material effect of COVID-19 to our liquidity in the future. However, this assessment may change, depending on the duration and severity of the coronavirus’ impact on the Company’s customers, instructors and students.

We believe that our current levels of cash and cash flow from operations will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategies to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek additional equity or debt financing or obtain credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Statement of Cash Flows

Six months Ended September 30, 2020 as Compared to Six months Ended September 30, 2019

	For the six months ended September,
	2020	2019
Net cash generated from operating activities	$6,584,842	$6,782,179
Net cash used in investing activities	(14,242,349)	(5,725,990))
Net cash generated from financing activities	13,243,554	-
Effects of exchange rate changes on cash	(67,122)	539,066
Net cash inflow	$5,518,925	$1,595,255

Net Cash Provided by Operating Activities

	For the six months ended September 30,
	2020	2019
Net cash generated from operating activities	$6,584,842	$6,782,179
Cash received of membership fees with service period within one-year	6,581,264	12,053,634
Cash received of membership fees with two-year service period	5,064,816	-
Cash received from other operating activities	30,292	41,692
Cash paid for goods and services	(1,973,118)	(1,047,340))
Cash paid for employees	(511,446)	(234,160))
Cash paid for income tax	(1,974,038)	(2,327,558))
Cash paid for other operating activities	(632,928)	(1,704,089))

For the six months ended September 30, 2020, we had a cash inflow from operating activities of $6.58 million, a decrease of $0.20 million from a cash inflow of $6.78 million for the six months ended September 30, 2019.

The decrease was primarily due to the following reasons:

(1)	When starting its online training business to university students in 2018, the Company launched a promotion program “pay one year get two years” in the period from July 2018 to March 2019, which significantly increased membership fees received during the promotion period. With the expiration of the promotional program, the number of newly registered fee-paying members returned to a level prior to the launching of such program. However, the membership fees received during the promotion period were amortized over two years as revenue in accordance with US GAAP.

(2)	Since November 2018, the company started to pay resource usage fee to colleges and universities in order to access the online course resources of these institutions with a period of validity of 5 years. $0.65 million virtual simulation fee was paid for the six months ended September 30, 2020.

(3)	Due to the successful IPO during the six months ended September 30, 2020, the Company paid related salaries and bonus to management. As a result, cash paid for employees during the six months ended September 30, 2020 increased by $0.27 million compared to the same period in the six months ended September 30, 2019.

Net Cash Used in Investing Activities

	For the six months ended September 30,
	2020	2019
Net cash used in investing activities	$(14,242,349)	$(5,725,990)
Cash paid for purchases of property and equipment	(3,988,249)	(1,682,416)
Cash paid for purchases of intangible assets	(2,254,100)	(4,043,574)
Investment in other investments	(8,000,000)	-

For the six months ended September 30, 2020, we had a cash outflow from investing activities of $14.24 million, an increase of $8.52 million from a cash outflow of $5.73 million in the six months ended September 30, 2019. The increase was the combined impact of an increased cash paid ($2.31 million) for property and equipment purchases, an increased cash paid ($8 million) for other investments and a decreased cash paid ($1.79 million) for intangible assets (software) purchases.

As of September 30, 2020 and March 31, 2020, other investments amounted to $8,000,000 and Nil respectively. The Company invested $8,000,000 in Oakwise Value Fund SPC(“Oakwise Fund”) on August 5, 2020. As this investment had only unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities, Level 3 of inputs was used to measure the fair value of other investments. If this investment is redeemed in less than one year, the Company may be subject to a fee of up to 3% of the fair value of the investment. The Company plans to liquidate this investment within such one-year period.

 Net Cash provided by Financing Activities

	For the six months ended September 30,
	2020	2019
Net cash provided by Financing Activities	$13,243,554	$-
Proceeds from IPO net off IPO expenses	13,243,554	-

For the six months ended September 30, 2020, we had a cash inflow from financing activities of $13.24 million, which was the proceeds from the IPO net off IPO expenses. There were no financing activities cash inflow or outflow in the six months ended September 30, 2019.

Critical Accounting Policies

Please refer to Note 2 of the Consolidated Financial Statements included in this Form 20-F for details of our critical accounting policies.

Recent Accounting Pronouncements

Please refer to Note 2(aa) of the Consolidated Financial Statements included in Form 20-F for details of our recently issued accounting standards.

5C. Research and Development, Patents and Licenses, etc.

See the discussion under the headings “Research and Development”, “Intellectual Property” and “Patents” in Item 4 above.

5D. Trend Information

We have noted the existence of the following trends, all of which are likely to affect our business to the extent they continue in the future:

Individualization of Online Vocational Education Industry

With the increased use of technologies such as artificial intelligence and big data analysis, online vocational education services tend to become more individualized. In particular, online education service providers have or will be able to develop the capacity of analyzing the study habits, comprehension ability and degree of interest in specific subjects of each individual student and accordingly develop and update various aspects of education services that are tailored for each student.

Increased Application of Technologies in Service Management

According to the Vocational Education Report, in addition to the application of technologies in individualizing educational services, service providers will likely apply technologies to improve management of their operations. For example, cloud computing technologies make it feasible for instant data sharing and application connecting. By utilizing cloud computing technologies, online education institutions can integrate the different aspects.

With a higher demand of diverse curriculums and better user experiences, we have prepared to strengthen the research and development activities in virtual simulation, which can be applied to high-end manufacturing (CNC machining center operation application, industrial Internet of Things multi-directional application), automotive maintenance engineering, and new life entertainment (including cooking, beauty, horticulture, and pet industries). In addition, we are planning to purchase new courseware from some higher institutions to meet the needs of the customers.

5.E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements as of September 30, 2020, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

5.F. Tabular Disclosure of Contractual Obligations

The Company leases premises under operating leases, which is within one year. As of September 30, 2020 and March 31, 2020, the Company had no obligation under long-term operating leases requiring minimum rentals and off balance sheet arrangement.

There have been no material changes to our contractual obligations since September 30, 2020.